December 19, 2008

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Form 10-Q for Fiscal Quarter Ended June 30, 2008
     Form 10-Q for Fiscal Quarter Ended September 30, 2008
     Form 8-K filed December 2, 2008
     File No. 1-8787

Dear Mr. Liddy:

        We have reviewed your November 21, 2008 letter responding to our October 2, 2008 letter and have considered related telephonic discussions with your management and advisors on November 7, 2008. In some of the following comments, we request you to revise your disclosure. In responding to these comments, we ask that you provide us with information that shows us what the revised disclosure will look like. We believe you should make these disclosures no later than the earlier of your filing of a registration statement or your December 31, 2008 Form 10-K. If you do not believe that revised disclosure is necessary, please explain the reason in your response. For example, where you believe that additional disclosure would not be meaningful in light of the events that have occurred subsequent to September 30, 2008, provide a comprehensive analysis of the facts and circumstances that cause the disclosure not to be meaningful. After reviewing your response, we may raise additional comments and/or request that you amend your filings.

General

1. We note that you will reconsider the nature of disclosure necessary to reasonably inform investors about your multi-sector credit default swaps based on the terms of and transactions involving your recently negotiated facility with the Federal Reserve Bank of New York. On the basis of the disclosure in Note 11 and your subsequently filed Form 8-K, we are not in a position to assess whether the disclosure you currently provide or that we request below would be unnecessary. Given the apparent significance of the transaction, we encourage you to provide

to us the disclosure you will provide to reasonably inform investors about this
transaction, its accounting, and its affects as well as any additional analysis
necessary to understand your accounting treatment prior to filing your Form 10-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Note 3 – Fair Value Measurements, page 14

2. In order to help us evaluate your response to prior comment 10, please revise your
disclosure to reconcile amounts in the table on page 20 with the descriptions and
amounts in footnote "a" to that table. Also, revise the disclosure to explain why
the counterparty netting adjustments do not net to zero.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

AIGFP's Super Senior Credit Default Swap Portfolio, page 113

3. We acknowledge your disclosure in response to prior comment 1(C) related to
collateral posting. In order to facilitate an understanding of your liquidity, please
expand this disclosure as follows:

- Separately quantify collateral posted and collateral which you have agreed to
post.
- Provide a breakdown of these amounts for each type of CDS contract shown
in the tables on pages 114 and 115 at each balance sheet date. Link the
collateral posted to amounts recorded on your consolidated balance sheets.
- Provide a roll forward of collateral posting activity for all periods presented.
- Explain the difference between "market value" of the relevant underlying
CDO security and "replacement value of the transaction."

4. Please refer to prior comment 1(D). We were unable to locate your disclosure of
incurred payment obligations on pages 101 and 102. Please advise.

5. On page 177, you state that "write-downs … of a referenced credit" represent a
cash settlement triggering event. Please disclose the specific events that
constitute a "write-down."

6. Part of our objective of prior comment 1E was to elicit quantified disclosure to
facilitate an understanding of the amount of losses that would have to be absorbed
by other classes of CDO securities before the referenced CDO security incurs a
loss. While the subordination disclosed in the table on page 115 appears to be a
component of this amount, it is unclear whether, and if so how, the existence of
"cash flow diversion mechanisms of the CDO" and the classes of CDO securities

that rank *pari passu* with the referenced CDO security impacts this amount. Please provide clarifying disclosure. Please also revise the disclosure to quantify the extent to which erosion of transaction cash flows has occurred since transaction inception. Such disclosure might include, but not necessarily be limited to, the original and current subordination levels.

7. The disclosure on page 122 suggests that your exposure to regulatory capital credit default swaps could be material. In order to facilitate an understanding of your regulatory capital credit default swaps, please expand your disclosure to provide the following information:

   - Describe the contractual terms and market conditions that you expect will cause these regulatory capital relief trades to be terminated within the next 6-18 months.
   - Clarify how the CDS contracts written for regulatory capital relief facilitate compliance with regulatory capital requirements.
   - You indicate that these contracts provide credit protection but not risk mitigation to the counterparties. Please explain this apparent inconsistency.
   - Describe the specific contractual terms and market conditions that would require AIG to make a payment in connection with a regulatory capital relief trade. In your disclosure on page 115, your statement that these contracts will likely terminate at no additional cost to AIGFP appears to indicate that you expect no cash payments to occur. Please explain more specifically your basis for this assertion.
   - Describe the specific contractual terms and market conditions that caused AIG to post collateral in connection with these trades. Quantify the amount of collateral posted at each balance sheet date.
   - Provide quantified data for the securities underlying your regulatory capital relief trades, similar to that provided on pages 115 and 116 for your multi-sector CDOs, or explain why you believe that such information would not be useful to an investor.

8. Please refer to page eight of your August 8, 2008 response. Please tell us why you believe that always picking the lower of the third party price or the BET-derived model value results in the best estimate of fair value in situations where these two values do not approximate each other.

9. We believe your sensitivity analyses should be revised to:

   - Present quantified sensitivity on a disaggregated basis for the ABS categories depicted in the table on page 122.
   - Explain why the reasonably likely changes you present differ from recent historical experience, such as the historical price movements shown in the table on page 122; and

- For the other key inputs, disclose the actual input at the reporting date in order to provide the necessary context to understand the sensitivity analysis provided.

10. As we discussed in our November 7, 2008 telephonic discussion, please revise your disclosure to clarify what information your roll rate analysis conveys, how it should be used by an investor and what its limitations are.

* * * *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant